EXECUTION COPY



**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)



1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

**Material Contained in this Report:**

I. English translation of a press release, dated May 29, 2002, announcing the execution of a share exchange agreement between Toyota Motor Corporation and Toyota Woodyou Home Corporation.

II. English translation of a press release, dated May 29, 2002, announcing the dissolution of a subsidiary, Toyota Epoch Life.

I

*(Translation)*

May 29, 2002

To Whom It May Concern:

Toyota Motor Corporation
Toyota Woodyou Home Corporation

**Notice Concerning Execution of Share Exchange Agreement**

We hereby inform you that today, Toyota Motor Corporation ("TMC") and Toyota Woodyou Home Corporation ("TWH") executed the share exchange agreement in accordance with the share exchange memorandum dated February 27, 2002, under which TWH will become a wholly owned subsidiary of TMC through a share exchange, upon approval of the Board of Directors' meeting of the respective companies held today.

1. Schedule of Share Exchange

| | |
|---|---|
| May 29, 2002 | Approval of the share exchange agreement by the respective Board of Directors |
| | Execution of the share exchange agreement |
| June 27, 2002 (scheduled) | TWH Ordinary General Shareholders' Meeting (to approve the share exchange agreement) |
| September 24, 2002 (scheduled) | Final trading day of TWH shares |
| September 25, 2002 (Scheduled) | Delisting of TWH shares |
| October 1, 2002 (Scheduled) | Date of share exchange |

(Note) In accordance with the provision of Paragraph 1, Article 358 (Simplified Procedures for Share Exchange) of the Commercial Code, TMC will not make a resolution on the share exchange at the shareholders' meeting.

2. Share Exchange Ratio

| Company name | TMC | TWH |
|---|---|---|
| Share exchange ratio | 1 | 0.06 |

(Note) As there has been no material change to the preconditions of determining the share exchange ratio, the exchange ratio remains unchanged as agreed upon on March 27, 2002.

3. Number of Shares of Treasury Stock Transferred in Connection with Share Exchange

Upon the share exchange, TMC will allot and deliver 693,659 shares of its common stock held by TMC in place of issuance of new shares to the shareholders of TWC (excluding TMC).

4. Amounts of Share Capital and Additional Paid-in Capital to be Increased

Share capital of TMC will not be increased by the share exchange. Amounts of additional paid-in capital to be increased will be calculated by deducting the total amount of the book value of the treasury stock to be transferred from TMC to TWH from the product of (i) the net assets of TWH existing as of the date of the share exchange and (ii) the ratio of the number of shares of TWH to be transferred to TMC to the total number of outstanding shares of TWH.

# # #

Please contact TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

TWH, Management Planning Division at (028) 627-3531 (Tochigi)

II

*[Translation]*

To Whom It May Concern:

May 29, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

## Notice Concerning Dissolution of a Subsidiary of the Company

We hereby notify you that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on May 29, 2002, TMC decided to dissolve Toyota Epoch Life Co., Ltd. ("TEL"), a subsidiary of TMC, as follows.

1. Facts about TEL

| | |
|---|---|
| Location: | 1260-2, Aza Uematsu, Oaza Mizuhara, Wakamiya-machi, Kurate-gun, Fukuoka Prefecture |
| Representative: | Masahiro Kadota |
| Shareholders' equity: | JPY 30,000,000 |
| Major shareholder: | TMC 95% |

2. Factors which led to dissolution

"Adventure Field WAKAMIYA", managed by TEL, was established in 1996 as a place where customers could experience the thrill of driving and riding in off-road 4WD vehicles. However, as the needs and use of automobiles, and the market environment of off-road 4WDs have changed, TMC determined that the initial purpose of the facility has been achieved and thereby decided to close Adventure Field WAKAMIYA.

In line with this closing, TEL, the management company of the facility, will be dissolved.

3. Schedule for winding up

TEL will operate until mid-December 2002, and is scheduled to begin its winding-up procedures after the close of the facility.

4. Anticipated effect on TMC's consolidated sales and profits

The anticipated effect on TMC's business performance will be minor.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By: 

Name: Takanori Matsuo

Title: General Manager, Accounting Division

Date: May 31, 2002